UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended June 30, 2003


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

   Item
    No. Title                                                             Page
---------------------------------------------------------------------


     1     Organization Chart                                              2

     2     Issuances and Renewals of Securities and Capital Contributions  3

     3     Associate Transactions                                          3

     4     Summary of Aggregate Investment                                 4

     5     Other Investments                                               5

     6     Financial Statements and Exhibits                               6



ITEM 1 - ORGANIZATION CHART

                     Name                     Energy                                     Percentage
                      of                         or          Date           State         of Voting
                  Reporting                Gas - related      of              of         Securities    Nature of
                   Company                    Company    Organization    Organization        Held      Business
                 -------                    -------     -----------      ------------      ----        --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy     September 8, 1987    South Carolina    100%   Renders energy management
                                                                                                       services

   South Carolina Electric & Gas Company(b)
      SC Coaltech No. 1 LP                    Energy     April 7, 2000        Delaware           40%   Production and sale of
                                                                                                       synthetic fuel
      Coaltech No. 1 LP                       Energy     March 7, 1997        Delaware           25%   Production and sale of
                                                                                                       synthetic fuel

   SCANA Energy Marketing, Inc.               Energy     June 30, 1987        South Carolina    100%   Markets electricity and
                                                                                                       natural gas

   ServiceCare, Inc.                          Energy     September 30, 1994   South Carolina    100%   Provides energy-related
                                                                                                       products and service
                                                                                                       contracts on home appliances

   Primesouth, Inc.                           Energy     August 25, 1986      South Carolina    100%   Engages in power plant
                                                                                                       management and maintenance
                                                                                                       services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy     December 30, 1994    North Carolina    100%   Sells, installs and services
                                                                                                       compressed natural gas
                                                                                                       conversion equipment

      PSNC Blue Ridge Corporation             Energy     August 31, 1992      North Carolina    100%   Renders energy management
                                                                                                       services

     PSNC Cardinal Pipeline Company           Energy     December 1, 1995     North Carolina    100%   Transportation of natural gas

   SCG Pipeline, Inc.                         Energy     April 10, 2001       South Carolina    100%   Transportation of natural gas

   Cogen South LLC                            Energy     June 1, 1996         Delaware           50%   Operates boilers and turbines
                                                                                                       at a cogeneration facility

South Carolina Pipeline Corporation           Energy     September 9, 1977    South Carolina    100%   Transportation of natural gas

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.




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

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                    Principal   Issue                Person to    Collateral  Consideration
                                                    Amount of    or      Cost of   Whom Security  Given with     for Each
Company Issuing Security  Type of Security Issued   Security   Renewal   Capital    Was Issued     Security      Security
------------------------  -----------------------   --------   -------   -------    ----------     --------      --------

 None




Company Contributing Capital                             Company Receiving Capital         Amount of Capital Contribution

South Carolina Electric & Gas Company                    SC Coaltech No. l LP                        $3,080,000
South Carolina Electric & Gas Company                    Coaltech No. l LP                              $956,855

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

    Reporting Company      Associate Company        Types of Services       Direct Costs     Indirect     Cost of      Total Amount
   Rendering Services      Receiving Services            Rendered              Charged     Costs Charged  Capital         Billed
   ------------------      ------------------            --------              -------     -------------  -------         ------

SC  Coaltech No. 1 LP      South Carolina Electric    Synthetic Fuel Sales    $25,346,119           -           -      $25,346,119
                                & Gas Company
Coaltech No. 1 LP          South Carolina Electric    Synthetic Fuel Sales    $11,525,549           -           -      $11,525,549
                                & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

    Associate Company                 Reporting Company      Type of Services   Direct Costs     Indirect    Cost of   Total Amount
    Rendering Services                Receiving Services         Rendered         Charged     Costs Charged  Capital      Billed
    ------------------                ------------------         --------         -------     -------------  -------      ------

South Carolina Electric & Gas Company   SC Coaltech No.1 LP      Coal Sales       $25,990,633         -           -    $25,990,633
South Carolina Electric & Gas Company   SC Coaltech No.1 LP    Fuel Handling       $2,738,909         -           -     $2,738,909
South Carolina Electric & Gas Company    Coaltech No. 1 LP       Coal Sales       $11,861,117         -           -    $11,861,117
South Carolina Electric & Gas Company    Coaltech No. 1 LP     Fuel Handling         $438,604         -           -       $438,604
South Carolina Pipeline Corporation      SCG Pipeline, Inc.  Preliminary Survey
                                                               and Investigation     $367,988         -           -       $367,988



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of June 30, 2003      $5,918,402 (A)             Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                887,760                 Line 2
         Greater of $50 million or line 2                             $887,760                 Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                              -
             Energy-related business category 2                              -
             Energy-related business category 3                              -
             Energy-related business category 4                              -
             Energy-related business category 5                              -
             Energy-related business category 6 (B)                      3,725
             Energy-related business category 7                               -
             Energy-related business category 8                               -
             Energy-related business category 9 (C)                      20,344
             Energy-related business category 10                              -
                 Total current aggregate investment                     $24,069                Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                   $863,691                Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                      -
         Gas-related business category 2                                      -
                 Total current aggregate investment                           -
                                                                ----------------

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.





ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-               Other investment in     Other investment in        Reason for difference
             related business                   last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------                   ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                                  $629                  $623        2003 net loss of subsidiary.

   PSNC Blue Ridge Corporation                         $6,462                 $6,226        Other comprehensive income (loss)
                                                                                                from derivatives and 2003
                                                                                                net earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                         $401                  $404        2003 net earnings of subsidiary.

Energy-related business category 4
   ServiceCare, Inc.                                   $1,711                 $2,287        2003 net earnings of subsidiary,
                                                                                              offset by partial repayment of
                                                                                              advances.
Energy-related business category 5
   SCANA Energy Marketing, Inc.                       $71,420                $50,798        Other comprehensive income (loss)
                                                                                                from derivatives, offset by
                                                                                                2003 net earnings of
                                                                                                subsidiary and partial repay-
                                                                                                ment of advances.

Energy-related business category 6
   Cogen South LLC                                   $10,317                 $10,975        Net earnings of investment,
                                                                                                offset by distributions
                                                                                            received.

Energy-related business category 7
   Primesouth, Inc.                                  $16,207                 $17,167        2003 net earnings of subsidiary,
                                                                                              offset by partial repayment of
                                                                                              advances.

Energy-related business category 9
   PSNC Cardinal Pipeline Company                       -                    $16,045        Inclusion of 2003 net earnings
                                                                                            and
                                                                                            investment balances in this
                                                                                            report.

   South Carolina Pipeline Corporation                  -                       $211,649    Inclusion of 2003 net earnings
                                                                                            and
                                                                                            investment balances in this
                                                                                            report.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit   A-1   SC Coaltech No. 1 LP Balance Sheet as of June 30, 2003 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit   A-2   SC Coaltech No. 1 LP Income Statement for the Periods ended
                June 30, 2003-filed under confidential treatment pursuant to
                Rule 104(b)
Exhibit   B-1   SCANA Resources, Inc. Balance Sheet as of June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   B-2   SCANA Resources, Inc. Income Statement for the Periods ended
                June 30, 2003-filed under confidential treatment pursuant to
                Rule 104(b)
Exhibit   C-1   SCANA Energy Marketing, Inc. Balance Sheet as of June 30, 2003
                -filed under confidential treatment pursuant to Rule 104(b)
Exhibit   C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
                ended June 30, 2003-filed under confidential treatment
                pursuant to Rule 104(b)
Exhibit   D-1   ServiceCare, Inc. Balance Sheet as of June 30, 2003-filed
                under confidential treatment pursuant to Rule 104(b)
Exhibit   D-2   ServiceCare, Inc. Income Statement for the Periods ended June
                30, 2003-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit   E-1   Primesouth, Inc. Balance Sheet as of June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   E-2   Primesouth, Inc. Income Statement for the Periods ended June 30,
                2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   F-1   Clean Energy Enterprises, Inc. Balance Sheet as of June 30, 2003
                -filed under confidential treatment pursuant to Rule 104(b)
Exhibit   F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
                ended June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   G-1   PSNC Blue Ridge Corporation Balance Sheet as of June 30, 2003-
                filed under confidential treatment pursuant to Rule 104(b)
Exhibit         G-2 PSNC Blue Ridge Corporation Income Statement for the
                Periods ended June 30, 2003-filed under confidential
                treatment pursuant to Rule 104(b)
Exhibit   H-1   SCG Pipeline, Inc. Balance Sheet as of June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   H-2   SCG Pipeline, Inc. Income Statement for the Periods ended June
                30, 2003-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit   I-1   Coaltech No. 1 LP Balance Sheet as of June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   I-2   Coaltech No. 1 LP Income Statement for the Periods ended June
                30, 2003-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit   J-1   Cogen  South LLC Balance Sheet as of June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   J-2   Cogen South LLC Income Statement for the Periods ended
                June 30, 2003-filed under confidential treatment pursuant
                to Rule 104(b)
Exhibit   K-1   PSNC Cardinal Pipeline Company Balance Sheet as of
                June 30, 2003-filed under confidential treatment pursuant
                to Rule 104(b)
Exhibit   K-2   PSNC Cardinal Pipeline Company Income Statement for the Periods
                ended June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   L-1   South Carolina Pipeline Corporation Balance Sheet as
                of June 30, 2003-filed under confidential treatment
                pursuant to Rule 104(b)
Exhibit   L-2   South Carolina Pipeline Corporation Income Statement
                for the Periods ended June 30, 2003-filed under confidential treatment pursuant to Rule 104(b)


EXHIBITS
Exhibit   M       Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of August 2003.



                                     SCANA Corporation
                                 Registered holding company





                         By:  s/James E. Swan, IV
                              ---------------------------------------

                               James E. Swan, IV
                               ---------------------------------------
                                (Name)

                              Controller
                              ----------------------------------------
                              (Title)

                               August 28, 2003
                               ---------------------------------------
                              (Date)

                                                                 Exhibit M



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended March 31, 2003, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                               Columbia, SC 29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





August 28, 2003                      By: s/James E. Swan, IV
                                        -------------------------------------
                                         James E. Swan, IV
                                         Controller
                                         (principal accounting officer)